Mountain Crest Acquisition Corp

311 West 43rd Street, 12th Floor

New York, New York 10036

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	Mountain Crest Acquisition Corp
Registration Statement on Form S-1, as amended
Filed November 10, 2020
File No. 333-250017

Dear Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mountain Crest Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on February 10, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Suying Liu
Suying Liu
Chief Executive Officer

cc:	Loeb & Loeb LLP